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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              GARDNER DENVER, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    G034 634
                                 (CUSIP Number)


                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)









                                  April 5, 2001
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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CUSIP NO. G03 4634

1.       Name of Reporting Person S.S. or I.R.S. Identification No.
         of Above Person    IRA SOCHET   .
                          ----------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)                     (b)                       .
                      -------------------     ----------------------

3.       SEC Use Only                                                .
                      -----------------------------------------------

4.       Source of Funds             PF, OO                          .
                         --------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(E)                                   .
                            ----------------------------------

6.       Citizenship or Place of Organization      UNITED STATES     .
                                              -----------------------

Number of                  7.  Sole Voting Power          751,994       .
                                                 -----------------------
Shares
Beneficially               8.  Shared Voting Power          -0-         .
                                                   ---------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power     751,994       .
                                                      ------------------
Person With
                           10. Shared Dispositive Power     -0-         .
                                                        ----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  751,994
                                                                       -------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                          .
               -------------------------

13.      Percent of Class Represented by Amount in Row (11)   4.8%.
                                                            ------

14.      Type of Reporting Person               IN                   .
                                  -----------------------------------


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         This amendment to Schedule 13D (the "Amendment") is filed as the third amendment to the Statement on Schedule 13D, dated November 14, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock, par value $0.01 per share (the "Common Stock'), of Gardner Denver, Inc., a Delaware corporation (the "Issuer"). This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on May 11, 2001, the Reporting Person beneficially owned an aggregate of 751,994 shares of Common Stock, which constituted approximately 4.8 percent of the 15,515,565 shares of Common Stock outstanding on March 9, 2001, as reported in the Issuer's Proxy Statement for its 2001 Annual Meeting of Stockholders.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market sales effected through brokers.

                                                       APPROXIMATE PRICE
                            NUMBER OF                      PER SHARE
        DATE              SHARES SOLD               (INCLUDING COMMISSIONS)
        ----              -----------               -----------------------

     03/26/01               2,500                           $19.08
     03/28/01               3,000                           $19.56
     03/29/01              17,000                           $19.75
     03/30/01               2,500                           $19.59
     04/05/01               4,100                           $19.87

         (d)      Not applicable.

         (e)      April 5, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2001                                     /s/ IRA SOCHET
                                                 -------------------------
                                                    Ira Sochet